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March 5, 2014

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United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0308

Attention: David L. Orlic, Special Counsel

RE:	CommonWealth REIT
Definitive Additional Soliciting Materials on Schedule 14A
Filed February 18, 2014
File No. 001-09317

Dear Mr. Orlic:

On behalf of CommonWealth REIT (the “Company”), please find below the responses of the Company to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated February 25, 2014, in connection with the above-captioned definitive additional soliciting materials (the “Presentation”) of the Company.  A new presentation is being filed simultaneously with this letter (the “Revised Presentation”). For the convenience of the Staff, we have also sent to you a paper copy of this letter and the Revised Presentation.

Your numbered comments with respect to the Presentation, as set forth in your letter dated February 25, 2014, have been reproduced below in italicized text.  The Company’s responses thereto are set forth immediately following the reproduced comments to which they relate.

United States Securities and Exchange Commission

March 5, 2014

Slide 8

1.                                      Please demonstrate to us in greater detail how it was determined that total shareholder return for the S&P 500 Index from 12/17/86 to 2/22/13 was 592%.

Company Response:  After receiving the Staff’s comment, the Company reviewed the third party database used by the Company to calculate the return for the S&P 500 Index on Slide 8.  It appears that, due to a limitation in this third party database, the returns shown on Slide 8 were incorrect.  The Company had submitted a request to this database for returns back to December 17, 1986 and did not realize that the data received in response to the Company’s request only reached back to January 2, 1990.  The Company did not focus on this limitation in the database before filing the Presentation with the Commission. Since receiving the Staff’s comment, the Company has looked for, but has not been able to find, a third party source for pre-January 2, 1990 S&P 500 data. As a result, the Company has revised Slide 8 to correct this mistake by adjusting the start date for both the Company and the S&P 500 bar graphs from December 17, 1986 to January 2, 1990.

Slide 22

2.                                      We note the statement that CWH announced a $100 million share buyback program on January 9, 2009. However, it appears that CWH only bought back $14.5 million of shares. Please revise to clarify this.

Company Response:  The Company has revised the disclosure on Slide 22 (Slide 23 of the Revised Presentation) in response to the Staff’s comment.

Slide 27

3.                                      We note the statement that without the benefit of RMR’s economies of scale, CWH’s operating costs would likely increase substantially. However, the examples on the slide relate to an aggregate of $5.3 million of expense savings. This appears to constitute 1.26% of the $419.7 million of operating expenses in fiscal 2012. Please advise how these savings can be considered “substantial.”

Company Response: The Company notes that its manager, Reit Management & Research LLC (“RMR”), and its affiliates provide management services to eight public companies with approximately $23 billion in assets.  This

United States Securities and Exchange Commission

March 5, 2014

includes five public real estate investment trusts with $17.6 billion in real estate assets (book value), including the Company’s $4.6 billion portfolio of real estate assets.  The Company has no doubt that it benefits from greater buying power, efficiencies and economies associated with this significantly larger scale. The case studies included on Slide 27 are intended to be representative, not an exhaustive list of the cost savings related to economies of scale passed through to the Company by RMR.  There are a number of other such examples, including, but not limited to, the following:

•                  The Company believes that RMR’s large portfolio of managed properties allows RMR to negotiate more favorable real estate tax abatement fees for its managed companies, including the Company.  Competitors in the Company’s primary markets generally negotiate real estate tax abatement fees of about 30% for their properties, while RMR routinely negotiates tax abatement fees of about 20% for the Company’s properties. The Company estimates that it saved more than $626,000 in 2013 due to this additional 10% in tax abatement fee savings.

•                  The Company believes that by consolidating the buying power of its managed companies, RMR has negotiated lower rates from a national vendor to supply HVAC, electrical, general maintenance and cleaning supplies to its clients’ properties, including those in the Company’s portfolio.  The Company estimates this benefit has or will provide at least $800,000 in annual savings in these categories.

•                  RMR has entered into elevator agreements with national service providers at all RMR managed properties with elevators.  These agreements provide for volume discounts which increase as new properties are added, and currently provide savings of nearly $800,000 annually at RMR managed properties.

•                  RMR’s large portfolio of managed properties and expertise in certain regional markets allow RMR to negotiate lease transactions for the Company’s portfolio without the need to retain a third-party broker.  For example, RMR negotiated 133 transactions for the Company in 2013 for which the Company paid no third-party broker commissions, which the Company estimates represents a savings in the range of $3 to $5 million based on its paid commission average on a square foot and percent basis.

•                  RMR has retained an energy reduction consultant to implement a demand response (power curtailment) program at central business district properties it manages, including many owned by the Company. Under this program, the

United States Securities and Exchange Commission

March 5, 2014

Company receives revenue from utility companies for reducing energy usage during peak periods.  The Company estimates that this demand response program will generate approximately $380,000 in the period from June 2013 to May 2014.  RMR negotiated the incentives under this program based on the fact that sites across multiple portfolios managed by RMR (including those owned by other public REITs) will participate.

•                  RMR is currently receiving bids for a combined waste expense management contract for the Company and six other public companies to which RMR provides management services.  Due to volume competitiveness, this contract is estimated to provide cost savings of $240,000 — $450,000 annually at RMR managed properties.

There are also other material savings and efficiencies — such as staffing savings due to the flexibility of RMR’s large national network — which clearly exist and are material.  However they would require significant additional work to quantify.

The Company respectfully submits that the above demonstrate that Slide 27 contains only selected examples of expense savings, and that the overall savings attributable to RMR’s economies of scale are appropriately characterized as “substantial,” particularly when their aggregate impact on the Company’s net operating income and net income is considered.  The Company also notes that the 2012 operating cost of $419.7 referenced in the Staff’s comment includes Select Income REIT (“SIR”) on a consolidated basis, whereas the case studies included on the referenced slide do not.  The Company’s stand-alone operating expenses for 2012 were $400.1 million.1  The Company’s stand-alone operating expenses for 2013 were even lower, at $353.9 million.2

The Company appreciates the Staff’s inquiries requesting that it provide support for its statements about cost saving and hopes that the Staff likewise has requested that Related Fund Management, LLC and Corvex Management LP (“Related/Corvex”) provide actual support for their claims of projected significant

1                   Approximately $19.6 million of the Company’s reported consolidated operating expenses were attributable to SIR in 2012.

2                   Approximately $17 million of the Company’s reported consolidated operating expenses were attributable to SIR in 2013.

United States Securities and Exchange Commission

March 5, 2014

annual cost savings of $21 million if the Company’s business and property management agreements with RMR are terminated.3

Slide 36

4.                                      Please provide support for the statement that Mr. Linneman had outside relationships with some of the bidders for RCP, including Goldman Sachs. We understand that the cited article does not establish proof of this statement.

Company Response:  The Company is unable to determine the source relied upon in the cited article.  However, the Company notes for the Staff that, in an opinion regarding shareholder litigation arising from the Rockefeller Center Properties, Inc. (“RCP”) transaction, the Third Circuit Court of Appeals stated that Mr. Linneman was a “consultant” to the Goldman Sachs Group, Inc.4  The opinion also states that various divisions of Goldman Sachs were part of the consortium of investors which acquired RCP.  A second Barron’s article, published in 2000, also reported that Mr. Linneman was a consultant to Goldman Sachs.5  According to the Company’s research, Barron’s did not retract or correct the statements made in either its 1995 or 2000 article regarding Mr. Linneman and RCP.

The Company respectfully submits that, in the context of a campaign where Related/Corvex assert that all of their nominees are “truly independent” and will adhere to best governance practices, and considering the statements of a federal court cited above, the Company may make shareholders aware a national publication previously reported on Mr. Linneman’s possible outside relationships with the bidders for RCP.  The Company has clarified that Mr. Linneman was “reported” as having had such relationships on Slides 10 and 39 of the Revised Presentation.

3                   See “The Case for Change Now at CWH: Updated Presentation to CWH Shareholders”, Slide 72, filed with the Commission as Additional Definitive Soliciting Materials on Schedule 14A on February 13, 2014.

4                   See In re Rockefeller Center Props., Inc. Sec. Litig., 311 F.3d 198, 205 n.1 (3d Cir. 2002).

5                   “Rich as Rockefeller? No, but ex-investors in a landmark win a new day in court”, by Lois Weiss, Barron’s, August 21, 2000.

United States Securities and Exchange Commission

March 5, 2014

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (617) 573-4859.

Very truly yours,

/s/ Margaret R. Cohen
Margaret R. Cohen

Enclosure

cc:                                Michele Anderson

Securities and Exchange Commission

Adam D. Portnoy

CommonWealth REIT

Brian V. Breheny

Skadden, Arps, Slate, Meagher & Flom LLP

Richard J. Grossman

Skadden, Arps, Slate, Meagher & Flom LLP